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                                                                       EXHIBIT 2


PCD Investments, LLC
1871 Folsom Street, Suite 106
Boulder, CO 80302
Tel (303) 526-7636
Fax (303) 526-2825


February 21, 2002


Board of Directors
PlanetCAD Inc.
2520 55th Street
Suite 200
Boulder, CO 80301

Gentlemen:

PCD Investments, LLC is the largest stockholder of PlanetCAD Inc. (the
"Company"). Today we filed an amendment to our Schedule 13D with the U.S.
Securities and Exchange Commission disclosing our current ownership of 1,863,809 shares of Company common stock.

On February 11, 2002, we had an informal discussion with two of your directors, Mr. Fischer and Mr. Gill, to explore the willingness of the Company's Board of Directors (the "Board") to consider a "going private" transaction sponsored by the principals of PCD Investments, LLC. We appreciate these directors making time for this communication.

Based upon our phone call with Mr. Fischer on February 15, 2002, we understand that the Board does not wish to consider any offer which, if accepted, would reduce the amount of Company cash available to fund operations. We are disappointed by the conclusion expressed to us on this matter and further believe that the Board's decision is not in the Company's best interests because
(a) the Company is not presently assured of adequate capital resources through the date it begins to generate consistent, positive cash flow, if ever; (b) the Company is more likely to successfully raise additional capital as a privately held firm; and (c) the Company stockholders should be given the opportunity to choose between obtaining immediate liquidity, or continuing to bear the risk that the Company will be unable to obtain all needed financing.

In light of the Board's decision, this letter is provided to inform you that unless one of the two options set forth below is agreed to by the Board we intend to promptly initiate a tender offer for all of the Company's outstanding stock at $0.26 per share, a 53% premium over yesterday's closing price. We believe most stockholders will welcome the opportunity to obtain liquidity for their shares at this attractive premium.

As you are aware, this tender offer imposes significant costs and risks on the offeror. These costs and risks are reflected in the price offered to Company stockholders. We are writing to propose two alternatives, either of which would be in lieu of the tender offer as planned, for the


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Board to consider. Should the Board agree to either option, we are prepared, as set forth below, to increase the value to be paid to Company stockholders.

                      OPTION I - GOING PRIVATE TRANSACTION

It remains our preference to complete a Board-recommended transaction with the Company. Therefore, we hereby propose a "going private" transaction where a new entity (hereinafter "NewCo") formed by the principals of PCD Investments, LLC acquires in a merger transaction all of the outstanding common stock of the Company in return for a right to receive consideration selected by each stockholder consisting of either cash or restricted NewCo securities.

The transaction we are proposing would provide an opportunity for stockholders desiring liquidity to sell their shares at a significant premium to the current market price, while permitting certain stockholders to retain an investment in the successor to the Company in lieu of the cash payment.

Specifically, each Company stockholder would have the right to make an election to receive for each share of Company Common Stock owned by the investor, either
(a) $0.30 in cash, or (b) one share of NewCo Series A Preferred Stock (see
Exhibit A, attached, for the terms of the Preferred Stock). NewCo intends to be a private company; this exchange offer will be structured so the issuance of the new preferred securities is exempt from federal securities law registration requirements under Regulation A (or another available exemption), and these NewCo shares will be illiquid, contain transfer restrictions, and will not be listed on a stock exchange. As a result, option (b) will only be available to the first 250 stockholders who submit an election to receive it, and may not be available to residents of certain states. Stockholders who fail to make an election, or are not qualified for such election, will be deemed to have selected option (a). If no stockholders desire to receive Preferred Stock, of if the Board does not wish to make option (b) available, we are also willing to purchase 100% of the outstanding Common Stock of the Company for $0.30 per share in cash.

This offer is subject only to stockholder approval, limited due diligence, execution of a definitive merger agreement between NewCo and the Company approved by the Company's Board, and satisfaction of any State and Federal legal or regulatory requirements.

Upon completion of the merger, NewCo's plan would be to continue with the launch of the new SCS/Envoy product lines while monitoring the product's market acceptance against detailed milestones. We would also seek to establish partnerships and strategic relationships between NewCo and other industry participants to assist NewCo in overcoming the distribution and other obstacles that have limited the success of the Company and other small, independent software companies.

The principals of PCD Investments LLC have extensive experience in addressing the strategic needs of companies like PlanetCAD. Eric Weissmann has over 20 years of experience in the software industry. He founded Decisioneering, Inc., a profitable, Denver-based developer of risk analysis software. Decisioneering has been ranked on the Deloitte & Touche Technology Fast


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50 list of the fastest-growing technology companies in Colorado for four consecutive years. Gary Jacobs has a 30-year track record of creating shareholder value through arranging financings and strategic transactions. Most recently, he was Executive Vice President of Corporate Express, Inc., a rapidly-growing $5 billion distributor of office products, software, and other corporate consumables which was acquired by Buhrmann, N.V. for $2.3 billion in 1999.

We and our advisors believe that the Company's unaffiliated stockholders will support this proposal when submitted to them for approval. For stockholders desiring liquidity, it provides more than a 76% premium to the Company's current market value (based on yesterday's closing price). Stockholders who elect to receive NewCo Preferred Stock will potentially benefit from

         (a) the addition to the board of new, highly experienced major stockholders (including Eric Weissmann and Gary Jacobs);

         (b) the ability of NewCo to operate as a private company without the costs, public reporting requirements, potential liabilities, fund raising limitations and other disadvantages of being a public entity; and

         (c) the liquidation preference, board seat election rights and other privileges obtained by exchanging Common for Preferred
                  Stock.

We believe this proposal addresses the Company's concerns regarding our previous offer (dated December 4, 2001) to purchase the Company as expressed by the Company in Mr. Bracking's letter of December 5, as well as in several of the Company's public statements. This proposal also offers the Board an opportunity to increase the price to be paid to Company stockholders from $0.26 under our planned tender offer to $0.30 under this proposal. This increase represents a 15% improvement in stockholder value.

Our proposal is a superior financial and strategic alternative to the existing status and we are prepared to meet with the Company's directors, or their representatives, to immediately conclude the definitive agreements required to complete this transaction and to prepare the related stockholder approval materials.

               OPTION II - STOCKHOLDER VALUE ENHANCEMENT AGREEMENT

As indicated above, absent an agreement with the Company, we intend to initiate a tender offer for all of the Company's shares at $0.26 per share. However, we are also prepared to enter into a "Stockholder Value Enhancement Agreement" with the Company, which, if agreed, will enable us to increase the price of this prospective tender offer while still permitting stockholders to determine if they wish to tender their shares or to retain their investment. The agreement would provide as follows:

         (a) PCD Investments will increase the price for a tender offer for the Company's stock to $0.28 per share;


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         (b)      the Board consents to the transaction, as contemplated by the provisions of Section 203 of the Delaware General Corporation
                  Law, with respect to any shares acquired by PCD Investments in the tender offer;

         (c) the Board agrees that in the event the number of shares tendered is sufficient to make PCD Investments, together with its affiliates, the Company's majority stockholder, it will promptly take whatever action is necessary to reconstitute the Board so that our nominees comprise a majority; and

         (d) the Company agrees not to take any action to oppose the tender offer.

This course of action would allow the Board to take an action which increases the value received by stockholders in the event our tender offer is successful by approximately 8%, while leaving the ultimate decision to accept our tender offer in the hands of each Company stockholder.

We are prepared to meet with you or your representatives immediately to conclude either of these alternative proposals. Due to the need to act quickly to preserve stockholder value we request that the Board promptly review the options set forth above and respond to the undersigned by no later than next Monday
(February 25, 2002) so that a definite course of action may be finalized.

We look forward to discussing these alternatives with you at your earliest convenience. Thank you for your consideration.

Sincerely,

PCD INVESTMENTS, LLC


Eric Weissmann
President


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This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of PlanetCAD Inc. When it becomes available, stockholders should read the tender offer statement on Schedule TO (including a "going-private"
Transaction Statement) filed by PCD Investments, LLC as it will contain important information about the tender offer. When it becomes available, stockholders can obtain such tender offer statement on Schedule TO for free from the U.S. Securities and Exchange Commission's website at www.sec.gov or from PCD
Investments by directing a request to PCD Investments LLC, 1871 Folsom Street,
Suite 106, Boulder, CO 80302.
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                                    EXHIBIT A
            NEWCO SERIES A PREFERRED STOCK ("PREFERRED STOCK") TERMS

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
Preferred Type:                                         Zero (0%) Coupon Preferred

Liquidation Preference:                                 $0.30 per share

Voting Rights (Election of Directors):                  Except as noted below, each share of Preferred
                                                        Stock will have one vote.

                                                        If at least four million shares of Preferred Stock
                                                        are outstanding, the holders of Preferred Stock
                                                        will vote as a class to elect two (of five)
                                                        directors.

                                                        If at least 1.5 million shares, but less than four
                                                        million shares of Preferred Stock are outstanding,
                                                        the holders of Preferred Stock will vote as a
                                                        class to elect one (of four) directors.

                                                        If fewer than 1.5 million shares of Preferred
                                                        Stock are outstanding, the holders of Preferred
                                                        Stock will vote together with the holders of
                                                        Common Stock in elections of directors. In such
                                                        case there will be three directors.

Voting Rights (Other Questions):                        Each share of Preferred Stock will have one vote.
                                                        Holders of Preferred Stock will vote together with
                                                        the holders of Common Stock and have no class
                                                        voting rights (except as noted above and by
                                                        applicable law).

Capitalization of NewCo:                                Immediately prior to the merger with the Company,
                                                        NewCo will have no more than five million shares
                                                        of common stock outstanding, and NewCo will own at
                                                        least 1.8 million shares of Company Common Stock.

Board of Directors:                                     The board of directors will consist of three
                                                        directors elected by all holders of Common Stock,
                                                        voting as a class, plus any directorships
                                                        allocated to the holders of Preferred Stock. If no
                                                        directors are allocated to the holders of
                                                        Preferred Stock, the holders of Preferred Stock
                                                        will vote with the holders of Common Stock in
                                                        electing directors. Initial directors will include
                                                        Eric Weissmann and Gary Jacobs.


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
Liquidity Events:                                       In the event of a sale of NewCo, a public offering
                                                        of NewCo shares, or if another liquidity event
                                                        shall occur with respect to NewCo, each share of
                                                        Series A Preferred Stock shall be automatically
                                                        converted to one share of common stock, subject to
                                                        adjustments for stock splits and other
                                                        recapitalizations.
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